September 14, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric Atallah
Al Pavot
Laura Crotty
Jeffrey Gabor

Re:	Dyne Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-248414)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 4,605 copies of the Preliminary Prospectus dated September 10, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on September 16, 2020 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours, J.P. MORGAN SECURITIES LLC JEFFERIES LLC PIPER SANDLER & CO. STIFEL, NICOLAUS & COMPANY, INCORPORATED As representatives of the Underwriters J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke Title: Executive Director

JEFFERIES LLC

By:	/s/ Dustin Tyner
Name: Dustin Tyner Title: Managing Director

PIPER SANDLER & CO.

By:	/s/ Chad Huber
Name: Chad Huber Title: Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Nicholas Oust
Name: Nicholas Oust Title: Managing Director

[Signature Page to Dyne Therapeutics, Inc. Acceleration Request]